

11006454

No Act
PE 3/29/11

Received SEC
APR 01 2011
Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

April 1, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-1-11

Re: Yahoo! Inc.
Incoming letter dated March 29, 2011

Dear Mr. Chevedden:

This is in response to your letter dated March 29, 2011 concerning the shareholder proposal you submitted to Yahoo! On March 24, 2011, we issued our response expressing our informal view that Yahoo! could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Yahoo! Inc. (YHOO)
Shareholder Action by Written Consent
John Chevedden

Ladies and Gentlemen:

This responds further to the February 10, 2011 company request (supplemented) to avoid this established rule 14a-8 proposal.

According to the attached U.S.P.S email message the proposal was confirmed received by the company on December 18, 2010.

Rule 14a-8 states:
In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

There is no means to prove delivery by Certified Mail to a particular office of the company. Thus attached U.S.P.S email message showing a December 18, 2010 receipt date is the only date that can be used to calculate whether the company gave the proponent notice of any issue with the ownership verification letter within the proscribed 14-days.

Thus a company letter of January 3, 2011 to complain about the broker letter is untimely because it is beyond the 14-day limit.

If a person at the proponent's location signed for a company letter on December 18, 2010, the proponent would not be entitled to add a grace period to the proscribed 14-days to reply. And neither should the company have a one-sided grace period beyond 14-days as the company is staking a claim to. There are more than 14-days between December 18, 2010 and January 3, 2011 – the date of the initial company complaint regarding the broker letter.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of any**

procedural or eligibility deficiencies, as well as of the time frame for your response.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Stephen Carlson <carlsst@yahoo-inc.com>

------ Forwarded Message
From: "U.S._Postal_Service_" <U.S._Postal_Service@usps.com>
Date: Sat, 18 Dec 2010 12:11:56 -0600 (CST)
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: USPS Shipment Info for 7009 2820 0001 6210 6046

This is a post-only message. Please do not respond.

Track & Confirm e-mail update information provided by the U.S. Postal Service.

Label Number: 7009 2820 0001 6210 6046

Service Type: First-Class Certified Mail

Shipment Activity	Location	Date & Time
Delivered	SUNNYVALE CA 94089	12/18/10 8:57am
Arrival at Unit	SUNNYVALE CA 94086	12/17/10 7:15am
Acceptance	REDONDO BEACH CA 90278	12/15/10 9:35am

Reminder: Track & Confirm by email

Date of email request: 12/15/10